Exhibit 99.30

VILLAGE FARMS INTERNATIONAL, INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters requiring shareholder approval and the outcome of the shareholder votes at the Annual and Special Meeting of Shareholders of Village Farms International, Inc. (the “Corporation”) held in Delta, British Columbia on June 14, 2018 (the “Meeting”).

Shares voted:	23,425,034
Number of shares issued and outstanding (as of the record date):	42,485,946
Percentage of shares voted:	55.14%

The following is a summary of the votes cast by the shareholders represented by proxy at the Meeting.

•	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and the directors were authorized to fix the auditor’s remuneration.

Votes For	% For	Votes Withheld	% Withheld
23,268,338	99.33%	156,696	0.67%

•	Election of Directors

The following persons were elected as directors of the Corporation to hold office until the next Annual Meeting of Shareholders or until his or her successor is elected or appointed.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John R. McLernon	18,704,239	99.78%	41,350	0.22%
Christopher C. Woodward	18,704,229	99.78%	41,360	0.22%
John P. Henry	18,677,639	99.64%	67,950	0.36%
David Holewinski	18,677,499	99.64%	68,090	0.36%
Michael A. DeGiglio	18,715,390	99.84%	30,199	0.16%
Stephen C. Ruffini	18,705,635	99.79%	39,954	0.21%
Roberta Cook	18,713,444	99.83%	32,145	0.17%

•	Approval of the Renewal of the Company’s Compensation Plan

The ordinary resolution to approve the renewal of the Company’s Compensation Plan, as more particularly described in the management information circular of the Corporation dated May 10, 2018 (the “Circular”), was approved as follows:

Votes For	% For	Votes Against	% Against
15,487,025	82.62%	3,258,564	17.38%

Date: June 14, 2018

VILLAGE FARMS INTERNATIONAL, INC.

By:	“Stephen C. Ruffini”
Name: Stephen C. Ruffini
Title: EVP & CFO